UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

SPIDER RESOURCES INC.
(Name of Subject Company)

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

KWG RESOURCES INC.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

84844C1077
 (CUSIP Number of Class of Securities (if applicable))

2750 ‐ 600 de Maisonneuve West
Montréal, Québec
H3A 3J2
(514) 866-6001
Attention: Luce L. Saint-Pierre
 (Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

June 11, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents.

(a)           The following document, which is attached hereto, is being disseminated to the shareholders of Spider Resources Inc. or published in the subject Company's home jurisdiction:

Document
Number	Description

1.	Press Release, dated June 22, 2010

(b)           Not applicable.

Item 2.     Informational Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or disseminated to U.S. holders.

Document 1

PRESS RELEASE

KWG		No. 70
	Symbol on TSX Venture Exchange:	KWG
	Shares issued and outstanding:	589,549,206

KWG RESOURCES INC. RECEIVES CONDITIONAL APPROVAL OF TSXV FOR
PROPOSED BUSINESS COMBINATION WITH SPIDER RESOURCES INC.

Montréal, Canada – June 22, 2010 – KWG Resources Inc. (“KWG”) is pleased to announce that it has received conditional approval from the TSX Venture Exchange (“TSXV”) with respect to the previously announced business combination (the “Amalgamation”) with Spider Resources Inc. (“Spider”).  Pursuant to the Amalgamation, and subject to required regulatory approvals and the approval of the shareholders of Spider, each outstanding common share of Spider will be exchanged for 1.21 common shares of KWG, subject to adjustment in certain circumstances relating to the shareholder rights plans of each of KWG and Spider.

Completion of the Amalgamation and final acceptance from the TSXV is subject to a number of conditions and approvals, including fulfilling all required filing requirements pursuant to the policies of the TSXV.  The Amalgamation also requires the approval of a majority of not less than two-thirds of the votes cast in respect of the resolution to approve the Amalgamation by shareholders of Spider entitled to vote at a meeting to be held on July 8, 2010.

Forward-Looking Information

This news release contains or refers to forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that KWG believes, expects or anticipates will or may occur in the future are forward-looking information. Such forward-looking information includes statements contained in this news release regarding the completion of the Amalgamation. This forward-looking information reflects the current expectations or beliefs of KWG based on information currently available to it. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of KWG to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on KWG. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to: delays in obtaining or failure to obtain required regulatory and shareholder approval for the Amalgamation; alternative transactions involving third parties which may result in the Amalgamation not being completed and/or the terms thereof being changed; the failure to achieve any of the anticipated benefits from the Amalgamation and other factors. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, KWG disclaims any intent or obligation to update forward-looking information, whether as a result of new information, future events or results or otherwise. Although KWG believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

This news release, required by applicable Canadian securities law, is not for distribution to U.S. news services or for dissemination in the United States, and does not constitute an offer of the securities described herein. These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States, or to or for the benefit of U.S. persons, unless registered or exempt therefrom.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:
Bruce Hodgman, Communications Director Direct: 416-646-1374 info@kwgresources.com

Or visit our website:  www.kwgresources.com

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not Applicable.

(2)	Not Applicable.

(3)	Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

KWG Resources Inc. has previously filed with the Securities and Exchange Commission (the "SEC"), an Irrevocable Consent and Power of Attorney on Form F-X.

KWG Resources Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KWG RESOURCES INC.

By:	/s/ Thomas E. Masters
	Name:	Thomas E. Masters
	Title:	Chief Financial Officer

	Date:	June 23, 2010